September 3,
2025

Cheng Ka Ki
Chief Executive Officer
C&K Group Ltd
Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: C&K Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on August 25, 2025
           File No. 333-287713
Dear Cheng Ka Ki:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Amendment No. 1 to Form F-1 filed on August 25, 2025
Resale Prospectus, page Alt-1

1. We note your disclosure indicating that "[n]o sales of the Class A Ordinary Shares covered by this prospectus shall occur until the Class A Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market." Please revise to state the price at which the initial public offering shares will be sold prior to the sale of the Class A ordinary shares by the selling shareholders.
2. Please revise to include a table of contents for the resale prospectus. September 3, 2025
Page 2

       Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Anna Wang